Mail Stop 6010

February 6, 2008

Guoqing Jiang
Chairman and Chief Executive Officer
Viscorp, Inc.
627 Nevin Avenue
Sewickley, PA 15143

> **Re:** **Viscorp, Inc**.
> **Information Statement Pursuant to Section 14(c) of the Exchange Act**
> **Filed February 5, 2008**
> **File No. 0- 52236**

Dear Guoqing Jiang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 3. It appears that you have not provided all the information required by Item 14 of Schedule 14A relating to the share exchange with Raygere Limited. Please revise to include all the information required by Item 14. In addition, please be aware that some of this information must be provided directly in the information statement and can not be incorporated by reference. See paragraph (e) of Item 14 regarding the company's ability to incorporate by reference this information.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Louis Taubman
        Rachel Schmierer
        Leser Hunter Taubman & Taubman
        17 State Street, Suite 1610
        New York, NY 10004